PROGEN                                           16 Benson Street, Toowong
INDUSTRIES  LIMITED                              Queensland  4066  Australia
                                                 PO  Box  2403  Toowong
                                                 Queensland  4066  Australia
                                                 Telephone:  +61  7  3842  3333
                                                 Facsimilie:  +61  7  3720  9624

30 November 2006


RESULTS  OF  THE  2006  ANNUAL  GENERAL  MEETING

As required by Listing Rule 3.13.2 we advise the outcome of the resolutions put to the shareholders at the Company's Annual General Meeting held today at the Indooroopilly Golf Club, Meiers Road, Indooroopilly, Queensland commencing at 10.00am.

1. DIRECTORS' REMUNERATION REPORT. The ordinary resolution in relation to the adoption of the Director's remuneration report was PASSED on a show of hands.

2. RE-ELECTION OF MR PATRICK BURNS AS A DIRECTOR. The ordinary resolution re-electing Mr Patrick Burns as a director was PASSED on a show of hands.

3. RE-ELECTION OF DR STANLEY CHANG AS A DIRECTOR. The ordinary resolution re-electing Dr Stanley Chang as a director was PASSED on a show of hands.

4. APPROVAL OF ISSUE OF OPTIONS TO MR JUSTUS HOMBURG. The special resolution approving the issue of options to Mr Justus Homburg was PASSED on a show of hands.

The  valid  proxy votes received in relation to the resolutions were as follows:

------------------------------------------------------
Resolution        For    Against       Open    Abstain
----------  ---------  ---------  ---------  ---------
1           8,605,211    140,008  2,801,355  4,324,899
----------  ---------  ---------  ---------  ---------
2           8,488,292  4,459,274  2,800,661    123,246
----------  ---------  ---------  ---------  ---------
3           7,185,476  5,870,402  2,800,661     14,934
----------  ---------  ---------  ---------  ---------
4           7,238,097  5,712,610  2,801,863    118,903
------------------------------------------------------


END

FOR  MORE  INFORMATION,  PLEASE  CONTACT:

Mr  Linton  Burns
Company  Secretary
Progen  Industries  Limited
Ph:  61  7  3842  3333